Exhibit 99.1

Draganfly Makes History Delivering Official Flag at World Police and Fire Games Closing Ceremony in Winnipeg

Draganfly obtained a Special Flight Operations Certificate (SFOC) for a Remotely Piloted Aircraft System (RPAS) to carry the official flag via drone at the World Police And Fire Games closing ceremony.

Los Angeles, CA. August 10, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), award-winning, industry-leading drone solutions, and systems developer, is pleased to announce the successful delivery of the official flag during the closing ceremony of the World Police and Fire Games (WPFG) in Winnipeg.

This occasion allowed Draganfly to showcase its capabilities and demonstrates how the Company continues to extend the possibilities and boundaries in the public safety sector.

Draganfly was permitted to conduct this operation after obtaining a Special Flight Operations Certificate (SFOC) for a Remotely Piloted Aircraft System (RPAS). Multiple Draganfly products, including the Commander 3 XL, meet Transport Canada RPAS Safety Assurance requirements for Advanced Operations.

Integrated with Draganfly’s Commander 3 XL drone, the Precision Delivery System provides a drop-down winch system for safe and precise delivery and a quick-release delivery box for efficient unloading. This system combines cutting-edge technology and precision engineering, providing efficiency, speed, and reliability for delivering vital supplies and equipment to first responders on the front lines. Additionally, FPV cameras integrated into the system offer enhanced situational awareness, allowing seamless coordination during critical operations.

“It was an incredible opportunity for our drone technology to be selected to deliver the flag and take center stage during the closing ceremonies of the World Police and Fire Games in Winnipeg,” said Cameron Chell, President and CEO of Draganfly. “Obtaining the Special Flight Operations Certificate validates the safety and operational standards of our drone products, and successfully conducting this operation proves we can deliver vital solutions to our clients.”

The World Police and Fire Games is a biennial Olympic-style competition with over 8,500 athletes from 50+ countries representing law enforcement, firefighters, and police officers. It features more than 60 unique sports and has been hosted in various countries, including the United States, Australia, Canada, China, Northern Ireland, Spain, and Sweden.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com